UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (333-228465).

Pursuant to that stated in Note 11.A.8 of the Company's consolidated financial statements included in the annual report dated December 31, 2020, which was published on March 29, 2021 (reference number: 2020-01-049623) (the "Annual Report"), with respect to the bifurcated settlement agreement reached with the US Securities and Exchange Commission (the "SEC"), which is included here by reference, and according to which the Company and its subsidiary, Ability Computer Software Industries Ltd. ("Ability Industries"), agreed to settle the first phase of the proceeding, without admitting or denying the charges attributed to them, in order to discontinue litigating on the question of liability, while leaving the disgorgement amount to be decided by the Court in the second phase of the litigation based upon a motion to be made by the SEC, the Company hereby updates that on January 12, 2022, the SEC has filed such a motion with the Court (the "Motion").

The SEC’s Motion asks the Court to enter a final judgment against the Company and Ability Industries for approximately $24.3 million, consisting of approximately $19 million in disgorgement and approximately $5.3 million in prejudgment interest.

In addition, the SEC asked the Court that for the purpose of securing payment of the aforesaid amount, the Court will impose a constructive trust over the funds held under the Company’s name in the put option escrow account (the “Deposit”), as described in Note 4 of the Company's consolidated financial statements included in the Annual Report ("Note 4"), and to turn those funds directly over to the SEC to be distributed to investors. In this context, it should be noted that, as stated in Note 4, the Deposit was seized by the Israel Police by virtue of an assets freeze order issued as part of an investigation subject to a gag order, which the Company reported of on September 16, 2019 (reference number: 2019-02-096715).

The Company is examining the implications of the Motion, given the insolvency proceedings pending before the Tel Aviv District Court, as set forth in the immediate report dated July 14, 2021 (2021-01-117075), included in this report by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: January 17, 2022	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

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